UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36260

CUSIP Number: 232751107

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Cypress Environmental Partners, L.P.

Full Name of Registrant

Cypress Energy Partners, L.P.

Former Name if Applicable

5727 S. Lewis Avenue, Suite 300

Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma 74105

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Over the past several months, management of Cypress Environmental Partners, L.P. (the “Partnership”) has been, and continues to be, focused on addressing the Partnership’s compliance with the Amended and Restated Credit Agreement, dated as of May 29, 2018, by and among the Partnership, as borrower, certain affiliates of the Partnership, as co-borrowers and guarantors, Deutsche Bank AG, New York Branch, as lender, issuing bank, swing line lender and collateral agent, the other lenders from time to time party thereto, and Deutsche Bank Trust Company Americas, as administrative agent, as amended (the “Credit Agreement”), which matures on May 31, 2022. The Partnership is in ongoing discussions with the lenders under the Credit Agreement regarding the extension of the maturity date. The Partnership recently received and is considering a proposal for a consensual process that includes retaining an investment bank to solicit investors regarding their interest in recapitalizing the Company. These efforts, which remain ongoing, have required significant amounts of management time that ordinarily would be devoted to preparation of the Partnership’s Annual Report on Form 10-K for the period ended December 31, 2021 (the “Annual Report”) and related matters. Further, the terms of any forbearance, waiver or amendment or, in their absence, an acceleration of the outstanding amounts under the Credit Agreement would materially affect the financial statements presented in the Annual Report and the disclosures set forth in the Annual Report. The issues described above, which have caused the Partnership to be unable to timely file the Annual Report, could not be eliminated without unreasonable effort or expense.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our preliminary expectations as to revenue and net loss and our beliefs and expectations regarding the timing of the completion of the Partnership’s financial statements and the filing of the Form 10-K, all of which reflect the Partnership’s expectations based upon currently available information and data. Because such statements are based on the Partnership’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Partnership’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Partnership disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeffrey A. Herbers	918	748-3900
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the delay in finalizing certain financial and other related data in the Annual Report described above, the Partnership’s results of operations for the fiscal year ended December 31, 2021 have not been finalized. As a result, the Partnership is currently unable to provide a reasonable estimate of the results or the anticipated change from prior period results.

Cypress Environmental Partners, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2022	By	/s/ Jeffrey A. Herbers
Name: Jeffrey A. Herbers
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).